PENNANTPARK FLOATING RATE CAPITAL LTD.

590 MADISON AVENUE, 15TH FLOOR

NEW YORK, NY 10022

April 7, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John M. Ganley

Re:	PennantPark Floating Rate Capital Ltd.

Registration Statement on Form N-2 (File Nos. 333-170243 and 811-22489)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Floating Rate Capital Ltd. (the “Company”) respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-170243 and 811-22489) (the “Registration Statement”) so that such Registration Statement may be declared effective at 8:00 a.m. (Eastern Standard Time) on Friday, April 8, 2011, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PennantPark Floating Rate Capital Ltd.

By:	/s/ Aviv Efrat
Name:	Aviv Efrat
Title:	Chief Financial Officer